Exhibit 12.1

Lennar Corporation

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended
	February 28,	Years ended November 30
	2018	2017	2016	2015	2014	2013
Earnings:
Pre-tax earnings	$269,428	$1,189,611	$1,330,469	$1,209,616	$969,784	$681,941
Adjustments to pretax earnings:
Fixed Charges	107,928	377,497	360,423	364,844	335,358	298,101
Interest capitalized	(81,783)	(283,160)	(276,768)	(276,062)	(236,897)	(167,590)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	5,973	88,191	46,760	(44,431)	(51,125)	(41,856)
Previously capitalized interest amortized	48,792	270,646	240,435	207,693	164,987	120,343

“Earnings”	$350,338	$1,642,785	$1,701,319	$1,461,660	$1,182,107	$890,939

Fixed Charges:
Interest incurred	$97,953	$352,642	$339,366	346,224	319,067	284,144
Interest component of rent expense (1)	9,975	24,855	21,057	18,620	16,291	13,957

“Fixed Charges”	$107,928	$377,497	$360,423	$364,844	$335,358	$298,101

Ratio of Earnings to Fixed Charges	3.2	4.4	4.7	4.0	3.5	3.0

Excess of earnings to fixed charges	$242,410	$1,265,288	$1,340,896	$1,096,816	$846,749	$592,838

(1)	Represents a reasonable approximation of the interest cost component of rental expense (one-third of rental expenses on operating leases) incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of the Company’s facilities under operating leases.